

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Eli Kalif
Executive Vice President, Chief Financial Officer
Teva Pharmaceutical Industries Limited
124 Dvora HaNevi'a Street
Tel Aviv, Israel 6944020

      Re: Teva Pharmaceutical Industries Limited
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 9, 2022
          Form 8-K Dated November 3, 2022
          File No. 001-16174

Dear Eli Kalif:

      We have reviewed your October 26, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our September 13, 2022 letter.

Form 8-K Dated November 3, 2022

Exhibit 99.1 Teva Reports 2022 Third Quarter Financial Results
Non-GAAP Financial Measures, page 19

1.   We note your response to our prior comment and your proposed revisions to future earnings releases as presented in Exhibit B. As indicated in the non-GAAP headnote and reconciliation tables for the three and nine months ended September 30, 2022 and 2021, your revised non-GAAP presentation appears to include most of the major captions of the consolidated statements of income (loss), which continues to give undue prominence to your non-GAAP financial measures. Please further revise your presentation to comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

You may contact Li Xiao at 202-551-4391 or Frank Wyman at 202-551-3660 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences